 Exhibit 99.1

Legion Partners Nominates Seven Highly-Qualified, Independent Candidates for Election to Genesco’s Board

Issues Letter to Shareholders that Details the Case for Meaningful Boardroom Change and Highlights how Transforming Genesco into a Stronger, More Focused Company Can Unlock Significant Value

Seeks to Hold the Board Accountable for Presiding over Years of Chronic Underperformance, Deteriorating Operating Results, Inadequate Strategic Planning and Poor Capital Allocation Decisions

Raises Concerns About the Board’s Commitment to Sound Corporate Governance in Light of its 10-Year Average Director Tenure, Meager Shareholdings and Questionable Compensation Decisions

Underscores that Legion Partners has Recruited a Diverse Slate with the Corporate Governance Acumen, Capital Markets Expertise, Leadership Skills and Retail Sector Experience Needed to Transform Genesco for the Benefit of All Stakeholders

LOS ANGELES --(BUSINESS WIRE)--Legion Partners Asset Management, LLC (together with its affiliates, “Legion Partners” or “we”), which collectively with the other participants in its solicitation beneficially owns approximately 5.6% of the outstanding common shares of Genesco, Inc. (NYSE: GCO) (“Genesco” or the “Company”), today issued a letter to shareholders in connection with its nomination of seven highly-qualified and independent individuals for election to the Company’s Board of Directors (the “Board”) at the 2021 Annual Meeting of Shareholders: Marjorie L. Bowen, Thomas M. Kibarian, Margenett Moore-Roberts, Dawn H. Robertson, Patricia M. Ross, Georgina L. Russell and Hobart P. Sichel.

Legion Partners, which is a top five shareholder of Genesco, has invested in the Company multiple times over the years and knows its brands and operating businesses exceptionally well. We also possess a record of advocating for value-enhancing actions that previously benefited our fellow Genesco shareholders, including incremental Board refreshment in 2018 and the divestiture of Lids Sports Group in early 2019. Unfortunately, we believe that the Board has failed to build on the momentum we helped establish and the Company is now on a concerning, downward trajectory that could result in the permanent impairment of value. This is why we are seeking to facilitate meaningful boardroom change and a long overdue transformation at Genesco.

A high-level overview of the issues detailed in today’s letter includes:

•	The Board has Presided Over Years of Financial Underperformance – Over various time horizons, Genesco has dramatically underperformed its peers, the Russell 2000 Index, the S&P 1500 Footwear Index and the S&P 500 Index.

•	The Board has Overseen Deteriorating Operating Performance – Over the past several years, Genesco’s operating performance and returns on invested capital have steadily declined. We believe this reflects the incumbents’ collective inability to help management achieve better execution and deliver enhanced margins.

•	We Believe the Board has Consistently Misallocated Capital – As detailed in our letter, we contend that a major contributor to Genesco’s poor performance is the Company’s illogical commitment to a conglomerate holding company structure and private equity investing model. In our view, poor acquisitions have consistently resulted in abysmal returns and prevented management from focusing on bolstering operations and pursuing the right investments in the core Journeys business.

•	The Board has Embraced a Bloated Cost Structure – Genesco has maintained an excessive corporate cost structure. As detailed in our letter, the Company’s SG&A as a percentage of revenue is higher than the vast majority of its peers and the peer group median. We believe this is because the Board has been focused on maintaining an oversized corporate infrastructure in Nashville, even though the Company’s revenue is derived from underlying operating businesses with their own leadership teams.

•	We View the Board’s Executive Compensation Program as Not Properly Aligned with Performance – Despite Genesco’s poor operating and share price performance, management has been handsomely rewarded. Genesco’s executive compensation appears to serve leaders far more than employees or shareholders. The ratio of the annual total compensation of the Chief Executive Officer to the median employee increased to 1,441:1 in 2020, implying a 143% increase from 593:1 just two years ago. We suspect this undermines corporate morale and sends the wrong message to hardworking employees and other stakeholders.

•	We Contend the Board Lacks Sufficient Ownership Perspectives and Fresh Thinking – Despite receiving approximately $8 million in compensation since fiscal year 2012, the Company’s directors have purchased just about $300,000 in shares. It is equally troubling that the Board has an average director tenure of more than 10 years, leading us to conclude the boardroom is lacking fresh perspectives and objectivity. Indeed, our interactions with the Board suggest it is entrenched and resistant to veering off its stagnant path.

In the upcoming weeks, our nominees intend to release more of their analysis and then share a comprehensive strategic plan for transforming Genesco into a stronger, more focused Company that can deliver near-term and long-term value. We firmly believe that if our nominees are elected and their strategic plan is fully implemented, Genesco can produce $7.50 in earnings per share by fiscal 2023 and see its stock double from current levels. In our view, this level of earnings is possible by achieving a 6% operating income margin, monetizing non-core assets and implementing a prudent capital allocation framework that contemplates organic investments and share repurchases. We further believe that bringing financial and operational stability to the Company, and in turn the important core business of Journeys, will be in the long-term best interests of customers, employees and partners across the supply chain.

It is important to underscore that Legion Partners has devoted considerable energy and time to recruiting a diverse, well-rounded slate of director candidates with leadership backgrounds and complementary experience. In addition to having impressive pedigrees and skills, our nominees have a vision for working with Chief Executive Officer and Director Mimi Vaughn to execute a transformation. Our nominees include:

•	Marjorie L. Bowen, an experienced public company director with extensive knowledge of corporate governance, capital markets strategies and strategic transactions. In addition to previously serving as an independent director of Genesco in 2018-2019, Ms. Bowen has served as a director of companies such as Centric Brands and Talbots. Her background as an investment banker at Houlihan Lokey would also add tremendous value to the Board.

•	Thomas M. Kibarian, an experienced retail executive with a background that also includes advising and investing in companies across the industry. He possesses a deep understanding of retail operations, merchandising, transactions and turnarounds. He was previously Chief Executive Officer at Garden Ridge (n/k/a At Home Group Inc.) (NYSE: HOME) and a retail-focused consultant at McKinsey & Company. We believe his industry expertise, leadership credentials and practical operational acumen make him an ideal fit for the Board.

•	Margenett Moore-Roberts, a seasoned marketing strategist and an expert in diversity and inclusion initiatives. She currently serves as Chief Inclusion & Diversity Officer for IPG DXTRA, a global collective of 28 marketing services and agency brands as a part of Interpublic Group (NYSE: IPG). We believe her decades of conventional and digital marketing experience, combined with her knowledge of sound human capital management and diversity practices, would add tremendous value to the Board.

•	Dawn H. Robertson, a proven retail sector leader and an omnichannel sales and marketing expert. She has extensive operational, sales and financial turnaround experience at Old Navy, Myer, Sak’s, OCM, May Dept Stores and Macy’s. She also has deep expertise in e-commerce and customer experience. We believe her executive management background and strong retail sector pedigree enable her to add sorely-needed skills to the Board.

•	Patricia M. Ross, a veteran public company director with experience in areas that include corporate governance, operations, enterprise technology, e-commerce and strategic planning. She spent the majority of her career with Nike, Inc. (NYSE: NKE), where she focused on strategy, process re-engineering, operations and general management. She also pioneered, developed and implemented Nike's first global e-commerce B2B website for retailers. We believe Ms. Ross’ public company background and retail and footwear experience make her an ideal fit for the Board.

•	Georgina L. Russell, a capital markets expert who also possesses valuable experience in the software and information technology fields. Most recently, she oversaw a portfolio of credit and equity securities at Willett Advisors LLC, which manages the philanthropic assets of Michael R. Bloomberg. Before embarking on a career in investing, Ms. Russell was a software engineer and authored cloud-based distributed systems. We believe this dynamic combination of capital markets experience and information technology knowledge would make Ms. Russell a very strong addition to the board, particularly as the retail sector continues diversifying into e-commerce and prioritizing data security.

•	Hobart P. Sichel, a proven marketing leader and veteran c-level executive in the retail space. He previously worked at Burlington Stores (NYSE: BURL) from 2011 to 2019, where he served as Executive Vice President and Chief Marketing Officer. He was a key member of the leadership team that turned around the business and led its push into e-commerce. Previously, he was a leader in McKinsey’s Marketing and Retail practices in North America. Mr. Sichel’s retail marketing experience and executive leadership background would enable him to immediately add value to the Board.

A full copy of our letter can be reviewed here: https://www.gcoforward.com/assets/files/Legion-LettertoGCOShareholders4.12.2021.pdf.

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About Legion Partners

Legion Partners is a value-oriented investment manager based in Los Angeles, with a satellite office in Sacramento, California. Legion Partners seeks to invest in high-quality businesses that are temporarily trading at a discount, utilizing deep fundamental research and long-term shareholder engagement. Legion Partners manages a concentrated portfolio of North American small-cap equities on behalf of some of the world’s largest institutional and high-net-worth investors.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), together with the other participants named herein, intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2021 annual meeting of shareholders of Genesco Inc., a Tennessee corporation (the “Company”).

LEGION PARTNERS HOLDINGS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Legion Partners Holdings, Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”), Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”), Legion Partners, LLC, a Delaware limited liability company (“Legion Partners GP”), Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), Christopher S. Kiper, Raymond T. White, Marjorie L. Bowen, Thomas M. Kibarian, Margenett Moore-Roberts, Dawn H. Robertson, Patricia M. Ross, Georgina L. Russell and Hobart P. Sichel.

As of the date hereof, Legion Partners I directly beneficially owns 791,552 shares of Common Stock, par value $1.00 per share, of the Company (the “Common Stock”). As of the date hereof, Legion Partners II directly beneficially owns 44,526 shares of Common Stock. As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners GP may be deemed to beneficially own the 836,078 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II.  As the investment advisor of each of Legion Partners I and Legion Partners II, Legion Partners Asset Management may be deemed to beneficially own the 836,078 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II. As of the date hereof, Legion Partners Holdings directly beneficially owns 100 shares of Common Stock and, as the sole member of each of Legion Partners Asset Management and Legion Partners GP, Legion Partners Holdings may also be deemed to beneficially own the 836,078 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II.  As a managing director of Legion Partners Asset Management and managing member of Legion Partners Holdings, each of Messrs. Kiper and White may be deemed to beneficially own the 836,078 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II and 100 shares of Common Stock held of record by Legion Partners Holdings. As of the date hereof, none of Messrs. Kibarian and Sichel or Mses. Bowen, Moore-Roberts, Robertson, Ross and Russell own beneficially or of record any securities of the Company.

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Contacts

For Investors:

Kingsdale Advisors
Michael Fein / Lydia Mulyk, 646 651.1640

mfein@kingsdaleadvisors.com / lmulyk@kingsdaleadvisors.com

For Media:

Profile
Greg Marose / Charlotte Kiaie, 347-343-2999
gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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